
05006982


HINDALCO
ADITYA BIRLA GROUP

82-3428

RECEIVED
2005 APR -5 A 7:07

SUPPL

Date: 28th February, 2005

The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street,
MUMBAI - 400 001.

Kind Attn:- Shri Sanjay Golecha, Dy. Gen. Manager

Dear Sir,

Sub:- Auditors' Limited Review Report, under Clause 41 of the Listing Agreement.

Please find enclosed herewith a Limited Review Report given by Statutory Auditor of our Company, M/s Singhi & Co., Kolkata, pursuant to Clause 41 of the Listing Agreement, in connection with the Unaudited Financial Results (Provisional) for the Quarter and Nine Months ended ended 31st December, 2004.

Please take the same on your record and acknowledge.

Thanking you,

Yours faithfully,
For **Hindalco Industries Limited**

ANIL MALIK
Company Secretary

PROCESSED
APR 06 2005
THOMSON
FINANCIAL

Encl:- as above

cc.to:- Securities and Exchange Commission - Alongwith a copy of the above.
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.
Attn:- International Corporate Finance

4/5

REVIEW REPORT

The Board of Directors,
M/s. Hindalco Industries Limited,
"Century Bhavan", 3rd Floor,
Dr. Annie Besant Road, Worli,
Mumbai – 400 025

We have reviewed the accompanying statement of Un-audited Financial Results of **M/S. HINDALCO INDUSTRIES LIMITED** for the quarter ended 31st December, 2004. This Financial statement is the responsibility of the Company's Management.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of Un-audited Quarterly Financial Results, has not disclosed the information required to be disclosed in terms of clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material mis-statement.

For Singhi & Co.,
Chartered Accountants



(Rajiv Singhi)
Partner

1B, Old Post Office Street
Kolkata – 700 001
Dated, the 29th day of January, 2005



1B, OLD POST OFFICE STREET ● KOLKATA - 700 001 ● PHONE : (033) 2248 4573 / 4577 / 7530 / 3090 1755 ● FAX : 2220 7146
WEBSITE : www.singhico.com ● E-MAIL : kolkata@singhico.com ● BRANCHES : NEW DELHI ● MUMBAI ● CHENNAI ● GUWAHATI



HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 025

UNAUDITED (PROVISIONAL) FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST DECEMBER, 2004

(Rupees in Million)

	Particulars	Quarter ended 31/12/2004 (Unaudited)	Quarter ended 31/12/2003 (Unaudited)	Nine Months ended 31/12/2004 (Unaudited)	Nine Months ended 31/12/2003 (Unaudited)	Year ended 31/03/2004 (Audited)
1	**Net Sales**	20,449	16,628	57,661	43,035	61,973
2	Other Income	364	443	1,855	1,955	2,446
3	**Total Expenditure**	15,496	12,913	44,569	32,252	47,177
	(a). (Increase)/Decrease in Stock in Trade	27	(333)	(1,472)	(1,577)	(1,174)
	(b). Consumption of Raw Materials	11,027	9,271	32,712	22,364	32,546
	(c). Staff Cost	635	607	1,882	1,779	2,402
	(d). Manufacturing and Operating Expenses	3,036	2,640	9,047	7,556	10,520
	(e). Other Expenditure	771	728	2,400	2,130	2,883
4	**Interest & Finance Charges**	414	372	1,210	1,245	1,612
5	**Gross Profit**	4,903	3,786	13,737	11,493	15,630
6	**Depreciation**	898	805	2,657	2,300	3,174
7	**Profit before Tax**	4,005	2,981	11,080	9,193	12,456
8	**Provision for Tax**	1,356	1,021	3,776	3,026	4,067
	(a). Provision for Current Tax	1,069	683	2,985	1,802	2,606
	(b). Provision for Deferred Tax	287	338	791	1,224	1,461
	Net Profit for the period	2,649	1,960	7,304	6,167	8,389
	Provision for deferred tax for earlier years	-	-	199	-	-
9	**Net Profit**	2,649	1,960	7,105	6,167	8,389
10	**Paid-up Equity Share Capital**					
	(Face Value : Rs.10/- per Share)	925	925	925	925	925
11	**Reserves**					67,654
12	**Basic & Diluted EPS (Rs.)**	29	21	77	67	91
13	**Aggregate of non-promoter shareholding**					
	(a). Number of shares			68,509,030	69,939,296	69,941,039
	(b). Percentage of shareholding			74.08%	75.63%	75.63%

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

Particulars	Quarter ended 31/12/2004 (Unaudited)	Quarter ended 31/12/2003 (Unaudited)	Nine Months ended 31/12/2004 (Unaudited)	Nine Months ended 31/12/2003 (Unaudited)	Year ended 31/03/2004 (Audited)
1. **Segment Revenue**					
(a). Aluminium Business	9,017	7,612	25,397	21,221	29,960
(b). Copper Business	11,432	9,016	32,064	21,814	32,013
	20,449	16,628	57,661	43,035	61,973
Less: Inter Segment Revenue	(33)	(30)	(124)	(50)	(64)
Net Sales/Income from operations	20,416	16,598	57,537	42,985	61,909
2. **Segment Results (Profit/Loss before Tax and interest from each Segment)**					
(a). Aluminium Business	3,352	2,283	8,810	6,267	8,906
(b). Copper Business	790	768	1,892	2,583	3,097
	4,142	3,051	10,702	8,850	12,003
Less: Interest & Finance Charges	(414)	(372)	(1,210)	(1,245)	(1,612)
	3,728	2,679	9,492	7,605	10,391
Add: Other un-allocable Income net off un-allocable expenses	277	302	1,588	1,588	2,065
Profit before Tax & Extraordinary Items	4,005	2,981	11,080	9,193	12,456
3. **Capital Employed (Segment Assets-Segment Liabilities)**					
(a). Aluminium Business	39,185	39,693	39,185	39,693	40,661
(b). Copper Business	36,368	25,277	36,368	25,277	27,622
	75,553	64,970	75,553	64,970	68,283

Notes:

1. The Hon'ble Bombay High Court by its order has sanctioned on 14th January, 2005 the Scheme of Arrangement u/s. 391 to 394 of the Companies Act, 1956 (the Scheme) for transfer by way of demerger of all the business undertakings(other than the aluminium foil business at Kolhur, Andhra Pradesh) of Indian Aluminium Company, Ltd. (Indal) to the Company with effect from 1st April, 2004. After receipt of other requisite approvals and upon the Scheme becoming effective, the Company will issue equity shares to each shareholder of Indal in the ratio of one equity share of Rs. 10 each for every seven equity shares of Rs. 2 each (after reduction in the par value from Rs. 10 each to Rs. 2 each) held by such shareholder in Indal and consequently the issued and paid up Share Capital of the Company would increase by about Rs.3 Million. Pending such approvals and effectiveness of the Scheme, the above result does not include the result of demerged business undertakings of Indal.
2. In compliance with Accounting Standard 28 relating to "Impairment of Assets" issued by the Institute of Chartered Accountants of India, a provision for impairment of assets, if any, as at 1st April, 2004, will be adjusted at the end of the financial year against opening balance of General Reserve.
3. Disclosure relating to number of complaints from investors during the quarter:

Pending as on 01.10.2004	Received	Resolved	Pending as on 31.12.2004
1	6	6	1

4. Previous quarter's figures have been regrouped wherever found necessary.
5. The above results have been taken on record at the meeting of the Board of Directors of the Company held on Saturday, 29th January, 2005.
6. The above results have been reviewed by the Auditors.

Place: Mumbai
Dated: 29th January, 2005

By and on behalf of the Board

D. Bhattacharya
Managing Director